Exhibit 99.140

Date: May 27, 2020	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TORQUE ESPORTS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	June 15, 2020
Record Date for Voting (if applicable) :	June 15, 2020
Beneficial Ownership Determination Date :	June 15, 2020
Meeting Date :	July 15, 2020
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON	89132P108	CA89132P1080

Sincerely,

Computershare

Agent for TORQUE ESPORTS CORP.